Exhibit 99.1

500.com Limited Condensed Consolidated Statements of Comprehensive Income (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)
	Six Months Ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
Net Revenues	3,459	37,751	5,569

Operating costs and expenses:
Cost of services	(7,206)	(11,541)	(1,702)
Sales and marketing	(24,457)	(25,951)	(3,828)
General and administrative	(124,820)	(104,454)	(15,408)
Service development expenses	(39,818)	(30,472)	(4,495)
Total operating expenses	(196,301)	(172,418)	(25,433)
Other operating income	919	84	12
Government grant	6,697	4,827	712
Other operating expense	(1,494)	(3,610)	(533)
Operating loss	(186,720)	(133,366)	(19,673)
Others,net	-	(4,449)	(656)
Interest income	7,370	11,823	1,744
Loss from equity method investments	(251)	(721)	(106)
Gain from disposal of subsidiaries	64,778	-	-
Changes in fair value of contingent considerations	-	(1,089)	(161)
Loss before income tax	(114,823)	(127,802)	(18,852)
Income tax (expense) benefit	(9,731)	18,036	2,660
Net loss	(124,554)	(109,766)	(16,192)
Less: Net (loss) income attributable to the non-controlling interests	(5,913)	5,177	764
Net loss attributable to 500.com Limited	(118,641)	(114,943)	(16,956)
Other comprehensive income (loss)
Foreign currency translation gain (loss)	25,960	(28,556)	(4,212)
Change in fair value of available for sale securities	55	(754)	(111)
Other comprehensive income (loss), net of tax	26,015	(29,310)	(4,323)
Comprehensive income (loss)	(98,539)	(139,076)	(20,515)
Less: Comprehensive (loss) income attributable to noncontrolling interests	(5,913)	5,177	764
Comprehensive income (loss) attributable to 500.com Limited	(92,626)	(144,253)	(21,279)

Losses per share attributable to 500.com Limited
Basic	(0.29)	(0.28)	(0.04)
Diluted	(0.29)	(0.28)	(0.04)
Losses per ADS* attributable to 500.com Limited
Basic	(2.90)	(2.81)	(0.41)
Diluted	(2.90)	(2.81)	(0.41)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	416,199,358	408,699,104	408,699,104
Diluted	416,199,358	408,699,104	408,699,104

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Six Months Ended
	June 30, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
Operating loss	(186,720)	(133,366)	(19,673)
Adjustment for share-based compensation expenses	96,723	54,571	8,050
Adjusted operating loss (non-GAAP)	(89,997)	(78,795)	(11,623)

Net loss attributable to 500.com Limited	(118,641)	(114,943)	(16,956)
Adjustment for share-based compensation expenses	96,723	54,571	8,050
Adjusted net (loss) income attributable to 500.com Limited (non-GAAP)	(21,918)	(60,372)	(8,906)

Earnings (Losses) per share attributable to 500.com Limited (non-GAAP)
Basic	(0.05)	(0.15)	(0.02)
Diluted	(0.05)	(0.15)	(0.02)
Earnings (Losses) per ADS* attributable to 500.com Limited (non-GAAP)
Basic	(0.53)	(1.48)	(0.22)
Diluted	(0.53)	(1.48)	(0.22)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	416,199,358	408,699,104	408,699,104
Diluted	416,199,358	408,699,104	408,699,104

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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